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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

June 2, 2006

Commission File Number 001-14956

BIOVAIL CORPORATION
(Translation of Registrant's name into English)

7150 Mississauga Road, Mississauga, Ontario, CANADA, L5N 8M5
(Address of principal executive office and zip code)

Registrant's telephone number, including area code: (905) 286-3000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this form the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

BIOVAIL CORPORATION
FORM 6-K
JUNE 2, 2006

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statement on Form S-8 (Registration No. 333-92229) of Biovail Corporation.

INDEX

Exhibit 99.1              Charter of the Audit Committee

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIOVAIL CORPORATION
Date: June 2, 2006
	By:	/s/ KATHLEEN BROWN Kathleen Brown Senior Vice President, Associate General Counsel

BIOVAIL CORPORATION

CHARTER OF THE AUDIT COMMITTEE

1.
PURPOSE

        The Audit Committee shall provide assistance to the Board of Directors in fulfilling its oversight function with respect to:

  (a)
  the integrity of Biovail's financial statements;

  (b)
  Biovail's compliance with legal and regulatory requirements;

  (c)
  the External Auditor's qualifications and independence; and

  (d)
  the performance of Biovail's internal audit function and the External Auditor.

2.
COMMITTEE MEMBERSHIP

2.1
Number of Members

        The Audit Committee will be comprised of no fewer than three Directors.

2.2
Independence of Members

        Each Committee member will be independent for the purposes of all applicable regulatory and stock exchange requirements and in accordance with such additional criteria for independence as the Board may establish.

2.3
Financial Literacy

        All members shall be "financially literate" (either at the time of appointment or within a reasonable time thereafter), meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by Biovail's financial statements.

2.4
Restrictions

        No holder of 20% or more of the Company's capital stock (nor any general partner, controlling shareholder or officer of any such holder) may be a voting member or Chairperson of the Audit Committee.

2.5
Audit Committee Financial Expert

        (a)    To the extent possible, the Board will appoint to the Committee at least one Director who has the following attributes:

    (i)
    an understanding of generally accepted accounting principles and financial statements;

    (ii)
    ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

    (iii)
    experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Biovail's financial statements, or experience actively supervising one or more persons engaged in such activities;

    (iv)
    an understanding of internal controls and procedures for financial reporting; and

    (v)
    an understanding of audit committee functions.

        (b)    Experience of the Audit Committee Financial Expert. To the extent possible, the attributes described above will have been acquired through:

    (i)
    education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions (or such other qualification as the Board interprets such qualification in its business judgment);

    (ii)
    experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

    (iii)
    experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

    (iv)
    other relevant experience.

2.6
Appointment of Members

        The Committee members and their Chairman will be elected annually by the Board at the first meeting of the Board of Directors following the annual general meeting of shareholders.

3.
AUTHORITY OF THE COMMITTEE

3.1
Retaining and Compensating Advisors

        The Audit Committee shall have the authority to engage independent counsel, experts and other advisors as the Committee may deem appropriate in its sole discretion and to set and pay the compensation for any advisors employed by the Audit Committee.

3.2
Subcommittees

        The Audit Committee may form and delegate authority to subcommittees if deemed appropriate by the Committee.

4.
REMUNERATION OF COMMITTEE MEMBERS

4.1
Remuneration of Committee Members

        Members of Audit Committee and the Chairman of the Audit Committee shall receive such remuneration for their service on the Audit Committee as the Board may determine from time to time.

4.2
Directors' Fees

        No member of the Committee may earn fees from Biovail or any of its subsidiaries other than directors' fees (which fees may include cash and/or shares or options or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Audit Committee shall accept, directly or indirectly, an consulting, advisory or other compensatory fee from Biovail.

5.
RESPONSIBILITIES

5.1
Integrity of Financial Statements

        (a)    Annual Financial Statements. The Committee shall review and discuss with management and the External Auditor, Biovail's audited annual financial statements and related MD&A together with the report of the External Auditor thereon and, if appropriate, recommend to the Board that it approve the audited annual financial statements.

        (b)    Interim Financial Statements. The Committee shall review and discuss with management and the External Auditor and, if appropriate, approve, Biovail's interim unaudited financial statements and related MD&A.

        (c)    Material Public Financial Disclosure. The Committee shall discuss with management and the External Auditor:

    (i)
    the types of information to be disclosed and the type of presentation to be made in connection with earnings press releases;

    (ii)
    financial information and earnings guidance (if any) provided to analysts and rating agencies; and

    (iii)
    press releases containing financial information (paying particular attention to any use of "pro forma" or "adjusted" non-GAAP information).

        (d)    Procedures for Review. The Committee shall be satisfied that adequate procedures are in place for the review of Biovail's disclosure of financial information extracted or derived from Biovail's financial statements (other than financial statements, MD&A and earnings press releases, which are dealt with elsewhere in this Charter) and shall periodically assess the adequacy of those procedures.

        (e)    General. The Committee shall review and discuss with management and the External Auditor:

    (i)
    major issues regarding accounting principles and financial statement presentations, including any significant changes in Biovail's selection or application of accounting principles;

    (ii)
    major issues as to the adequacy of Biovail's internal controls over financial reporting and any special audit procedures adopted in light of material control deficiencies;

    (iii)
    analyses prepared by management and/or the External Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements;

    (iv)
    the effect on Biovail's financial statements of: regulatory and accounting initiatives; off-balance sheet transactions; structures, obligations (including contingent obligations) and other relationships of Biovail with unconsolidated entities or other persons that have a material current or future effect on Biovail's financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of Biovail's revenues or expenses;

    (v)
    the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented;

    (vi)
    any financial information or financial statements in prospectuses and other offering documents;

    (vii)
    the management certifications of the financial statements as required by the Sarbanes-Oxley Act of 2002, under applicable securities laws in Canada or otherwise;

    (viii)
    any other relevant reports or financial information submitted by the Corporation to any governmental body, or the public; and

    (ix)
    pension plan financial statements, if any.

5.2
External Auditor

        (a)    Authority with Respect to External Auditor. As a representative of Biovail's shareholders, the Committee shall be directly responsible for the appointment (through nomination to the shareholders), compensation, retention and oversight of the work of the External Auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Biovail. In the discharge of this responsibility, the Committee shall:

    (i)
    have sole responsibility for recommending to the Board the firm to be proposed to Biovail's shareholders for appointment as External Auditor for the above-described purposes as well as the responsibility for recommending such External Auditor's compensation and determining at any time whether the Board should recommend to Biovail's shareholders whether the incumbent External Auditor should be removed from office;

    (ii)
    review the scope and terms of the External Auditor's engagement, discuss the audit fees with the External Auditor and be solely responsible for pre-approving such audit services fees; and

    (iii)
    require the External Auditor to confirm in its engagement letter each year that the External Auditor is accountable to the Board and the Committee as representatives of shareholders.

        (b)    Independence. The Committee shall satisfy itself as to the independence of the External Auditor. As part of this process the Committee shall:

    (i)
    assure the regular rotation of the lead audit partner as required by law and consider whether, in order to ensure continuing independence of the External Auditor, Biovail should rotate periodically, the audit firm that serves as External Auditor;

    (ii)
    require the External Auditor to submit on a periodic basis to the Committee, a formal written statement delineating all relationships between the External Auditor and Biovail and that the Committee is responsible for actively engaging in a dialogue with the External Auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the External Auditor and for recommending that the Board take appropriate action in response to the External Auditor's report to satisfy itself of the External Auditor's independence;

    (iii)
    unless the Committee adopts pre-approval policies and procedures, approve any non-audit services provided by the External Auditor and may delegate such approval authority to one or more of its independent members who shall report promptly to the Committee concerning their exercise of such delegated authority; and

    (iv)
    review and approve the policy setting out the restrictions on Biovail hiring partners, employees and former partners and employees of Biovail's current or former External Auditor.

        (c)    Issues Between External Auditor and Management. The Committee shall:

    (i)
    review and discuss any problems experienced by the External Auditor in conducting the audit, including any restrictions on the scope of the External Auditor's activities or any access to requested information;

    (ii)
    review any significant disagreements with management and, to the extent possible, resolve any disagreements between management and the External Auditor; and

    (iii)
    review with the External Auditor:

    (A)
    any accounting adjustments that were proposed by the External Auditor, but were not made by management;

    (B)
    any communications between the audit team and audit firm's national office respecting auditing or accounting issues arising from the engagement;

    (C)
    any management or internal control letter issued, or proposed to be issued by the External Auditor to Biovail; and

    (D)
    the performance of Biovail's internal auditor.

        (d)    Non-Audit Services.

    (i)
    The Committee shall either:

    (A)
    pre-approve any non-audit services provided by the External Auditor or the external auditor of any subsidiary of Biovail to Biovail (including its subsidiaries); or

    (B)
    adopt specific pre-approval policies and procedures for the engagement of non-audit services, provided that such pre-approval policies and procedures are detailed as to the particular service, the audit committee is informed of each non-audit service and the procedures do not include delegation of the audit committee's responsibilities to management.

    (ii)
    The Committee may delegate to one or more independent members of the Committee the authority to pre-approve non-audit services in satisfaction of the requirement in the previous section, provided that such member or members must present any non-audit services so approved to the full audit committee at its first scheduled meeting following such pre-approval.

    (iii)
    The Committee shall instruct management to promptly bring to its attention any services performed by the External Auditor which were not recognized by Biovail at the time of the engagement as being non-audit services.

        (e)    Evaluation of External Auditor. The Committee shall evaluate the External Auditor each year, and present its conclusions to the Board. In connection with this evaluation, the Committee shall:

    (i)
    review and evaluate the performance of the lead partner of the External Auditor;

    (ii)
    obtain the opinions of management and of the persons responsible for Biovail's internal audit with respect to the performance of the External Auditor; and

    (iii)
    obtain and review a report by the External Auditor describing:

    (A)
    the External Auditor's internal quality-control procedures; and

    (B)
    any material issues raised by the most recent internal quality-control review, or peer review, of the External Auditor's firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the External Auditor's firm, and any steps taken to deal with any such issues.

        (f)    Review of Management's Evaluation and Response. The Committee shall:

    (i)
    review management's evaluation of the External Auditor's audit performance;

    (ii)
    review the External Auditor's recommendations, and review management's response to and subsequent follow-up on any identified weaknesses;

    (iii)
    receive regular reports from management and receive comments from the External Auditor, if any, on:

      (A)
      Biovail's principal financial risks;

      (B)
      the systems implemented to monitor those risks; and

      (C)
      the strategies (including hedging strategies) in place to manage those risks; and

    (iv)
    recommend to the Board whether any new material strategies presented by management to manage Biovail's principal financial risks should be considered appropriate and approved.

        (g)    Internal Control and Audit. In connection with Biovail's internal auditor, the Committee shall:

    (i)
    review the terms of reference of the internal auditor and meet with the internal auditor as the Committee may consider appropriate to discuss any concerns or issues;

    (ii)
    in consultation with the External Auditor and the internal auditor, review the adequacy of Biovail's internal control structure and procedures designed to ensure compliance with laws and regulations and any special audit steps adopted in light of material deficiencies and controls;

    (iii)
    review management's response to significant internal control recommendations of the internal auditor and the External Auditor;

    (iv)
    review (i) the internal control report prepared by management, including management's assessment of the effectiveness of Biovail's internal control structure and procedures for financial reporting and (ii) the External Auditor's attestation, and report, on the assessment made by management;

    (v)
    instruct the External Auditor to prepare an annual evaluation of Biovail's internal audit group and review the results of that evaluation; and

    (vi)
    periodically review with the internal auditor any significant difficulties, disagreements with management or scope restrictions encountered in the course of the work of the internal auditor.

6.
MEETINGS

6.1
Committee Meetings

        The Audit Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than quarterly. Meetings may be held at any time deemed appropriate by the Committee. A majority of the Members of the Audit Committee shall constitute a quorum to transact business and such meetings may be telephonic or by video conferencing. Notice of at least 48 hours shall be provided for all meetings. Minutes of every meeting shall be kept with Biovail's corporate records.

6.2
In Camera Meetings

        As a part of each meeting of the Audit Committee at which the Audit Committee recommends that the Board approve the annual audited financial statements or at which the Audit Committee [approves] the quarterly financial statements, the Audit committee shall meet separately with each of:

    (i)
    management

    (ii)
    the External Auditor; and

    (iii)
    the internal auditor.

        The independent auditors will have direct access to the Committee at their own initiative, shall receive notice of each meeting of the Audit Committee and shall be entitled to attend any such meeting at Biovail's expense.

6.3
Regular Reporting

        The Chairman of the Committee will regularly report the Committee's findings and recommendations to the Board of Directors.

7.
OTHER

7.1
Related Party Transactions

        The Audit Committee shall review and approve all related party transactions in which Biovail is involved or which Biovail proposes to enter into.

7.2
Whistle Blowing

        The Audit Committee shall put in place procedures for:

    (i)
    the receipt, retention and treatment of complaints received by Biovail regarding accounting, internal accounting controls or auditing matters; and

    (ii)
    the confidential, anonymous submission by employees of Biovail of concerns regarding questionable accounting or auditing matters.

8.
ANNUAL PERFORMANCE EVALUATION

        On an annual basis, the Audit Committee shall follow the process established by the Board and overseen by the Nominating and Corporate Governance Committee for assessing the performance of the Committee.

9.
CHARTER REVIEW

        The Committee shall review and assess the adequacy of this Charter annually and recommend to the Board any changes it deems appropriate.

DATED at Mississauga this 30th day of March, 2005.

QuickLinks

BIOVAIL CORPORATION FORM 6-K JUNE 2, 2006
INDEX
SIGNATURES
BIOVAIL CORPORATION CHARTER OF THE AUDIT COMMITTEE